NEWS RELEASE

STRATASYS RELEASES FIRST QUARTER 2020 FINANCIAL RESULTS

First Quarter Revenue of $132.9 million

First Quarter GAAP net loss of $21.7 million, or ($0.40) per diluted share, and non-GAAP net loss of $10.6 million, or ($0.19) per diluted share

Generated $11.3 million of cash from operations - $325.5 million net cash position with no debt

Company withdrawing full year 2020 guidance due to economic uncertainty caused by COVID-19

Minneapolis & Rehovot, Israel, May 14, 2020 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the first quarter of 2020.

Q1 2020 Financial Results Summary:

Revenue for the first quarter of 2020 was $132.9 million, compared to $155.3 million for the same period last year. The 14.4% reduction was driven primarily by the adverse impact of COVID-19 on the company’s customers throughout the industries into which the company sells its products and services.

●	GAAP gross margin was 45.0% for the quarter, compared to 49.2% for the same period last year.
●	Non-GAAP gross margin was 48.4% for the quarter, compared to 52.0% for the same period last year.
○	Gross margin decline is due primarily to the lower proportion of hardware and consumables out of the total revenue mix due to the COVID-19 crisis, not to discounting or material ASP reductions. The company strongly believes that gross margins will return to their recent levels as the economy recovers.
●	GAAP operating loss for the quarter was $19.9 million, compared to an operating loss of $3.3 million for the same period last year.

●	Non-GAAP operating loss for the quarter was $8.4 million, compared to non-GAAP operating income of $6.8 million for the same period last year.
●	Non-GAAP EBITDA was ($4.0) million for the quarter, compared to $15.8 million for the same period last year.
●	GAAP net loss for the quarter was $21.7 million, or ($0.40) per diluted share, compared to a net loss of $2.3 million, or ($0.04) per diluted share, for the same period last year.
●	Non-GAAP net loss for the quarter was $10.6 million, or ($0.19) per diluted share, compared to net income of $5.7 million, or $0.10 per diluted share, for the same period last year.
●	The Company generated $11.3 million of cash from operations during the first quarter and ended the period with $325.5 million in cash, cash equivalents and short-term deposits. The Company has no debt.

“With over 30 years of experience leading the 3D Printing industry that we helped found, Stratasys was well positioned to mobilize what we believe is the largest additive manufacturing network in the world, in order to assist in the fight against COVID-19,” said Yoav Zeif, Chief Executive Officer of Stratasys. “We leveraged our application expertise, our channel and partner network and our corporate-wide resources to help get a variety of printed parts to the global medical community. We are well-prepared to manage the downturn with a strong balance sheet and focus on cost control and cash generation. We have over $325 million in cash and equivalents and no debt. Our engagement level with our customers remains high and the demand for our systems is strong. It’s clear that this crisis has helped generate significant awareness that 3D printing is becoming essential for accelerating and improving design, speeding up time to market and production, and creating less dependent and more resilient global supply chains, including localized digital inventory and distributed manufacturing.”

COVID-19 Actions

In response to COVID-19, the company has taken decisive actions to ensure employee safety, preserve liquidity, maintain business continuity, mitigate costs and support the global healthcare community to combat the pandemic. These temporary actions include:

●	Initiated travel restriction policies, instituted work-from-home for most employees, implemented comprehensive safety protocols for all offices.
●	Instituted non-essential hiring freeze, effectively reduced all employees to a 4-day work week, adjusted our cost base and production plan.
●	Continued to invest in our new product development that we believe will be the foundation of growth for many years to come.
●	Worked with our global network of partners and customers to facilitate the printing of hundreds of thousands of components such as face shields, testing swabs and ventilator tubes to the global medical community.

Financial Guidance:

The company is withdrawing its 2020 financial guidance for revenue, GAAP and non-GAAP net income and EPS, non-GAAP operating margins and capital expenditures due to the high level of economic uncertainty and disruption caused by COVID-19.

Stratasys Ltd. Q1 2020 Conference Call Details

The Company plans to hold the conference call to discuss its first quarter 2020 financial results on Thursday, May 14, 2020 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Website at investors.stratasys.com; or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/36448/indexl.html

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 6 months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys (Nasdaq: SSYS) is a global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company's websites, to share material, non-public information pursuant to the SEC's Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance (or withdrawal of guidance) concerning its expected results for 2020, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; to the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our operations, supply chain, liquidity, cash flow and customer orders; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), which we filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended March 31, 2020, which we are furnishing to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations on an ongoing basis after (i) excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	March 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$297,177	$293,484
Short-term deposits	$28,300	$28,300
Accounts receivable, net	115,093	132,558
Inventories	172,511	168,504
Prepaid expenses	7,327	6,567
Other current assets	25,424	29,659

Total current assets	645,832	659,072

Non-current assets
Property, plant and equipment, net	191,534	189,706
Goodwill	385,409	385,658
Other intangible assets, net	81,523	87,328
Operating lease right-of-use assets	19,887	20,936
Other non-current assets	35,259	38,819

Total non-current assets	713,612	722,447

Total assets	$1,359,444	$1,381,519

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$34,189	$35,818
Accrued expenses and other current liabilities	33,750	28,528
Accrued compensation and related benefits	36,600	34,013
Deferred revenues	51,353	52,268
Operating lease liabilities - short term	9,254	9,292

Total current liabilities	165,146	159,919

Non-current liabilities
Deferred revenues - long-term	14,463	16,039
Operating lease liabilities - long term	11,057	12,445
Other non-current liabilities	28,988	35,343

Total non-current liabilities	54,508	63,827

Total liabilities	219,654	223,746

Redeemable non-controlling interests	537	622

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,799 thousands shares and 54,441 thousands shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively	151	150
Additional paid-in capital	2,711,828	2,706,892
Accumulated other comprehensive loss	(8,848)	(7,716)
Accumulated deficit	(1,563,878)	(1,542,175)
Total equity	1,139,253	1,157,151

Total liabilities and equity	$1,359,444	$1,381,519

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended March 31,
	2020	2019
	(unaudited)	(unaudited)
Net sales
Products	$83,172	$105,091
Services	49,735	50,209
	132,907	155,300

Cost of sales
Products	39,248	44,169
Services	33,789	34,674
	73,037	78,843

Gross profit	59,870	76,457

Operating expenses
Research and development, net	24,194	22,574
Selling, general and administrative	55,576	57,154
	79,770	79,728

Operating loss	(19,900)	(3,271)

Financial income (expense), net	(829)	753

Loss before income taxes	(20,729)	(2,518)

Income tax expenses	221	1,218

Share in profits (losses) of associated companies	(838)	1,423

Net loss	(21,788)	(2,313)

Net loss attributable to non-controlling interests	(85)	(43)

Net loss attributable to Stratasys Ltd.	$(21,703)	$(2,270)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.40)	$(0.04)
Diluted	$(0.40)	(0.04)

Basic	54,544	53,966
Diluted	54,544	53,966

		Three Months Ended March 31,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$59,870	$4,414	$64,284	$76,457	$4,252	$80,709
	Operating income (loss) (1,2)	$(19,900)	$11,491	$(8,409)	$(3,271)	$10,075	$6,804
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(21,703)	$11,137	$(10,566)	$(2,270)	$7,927	$5,657
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.40)	$0.21	$(0.19)	$(0.04)	$0.14	$0.10

(1)	Acquired intangible assets amortization expense		4,065			3,898
	Non-cash stock-based compensation expense		402			354
	Reorganization and other related costs		(53)			-
			4,414			4,252

(2)	Acquired intangible assets amortization expense		2,142			1,889
	Non-cash stock-based compensation expense		4,503			3,875
	Reorganization and other related costs		31			59
	Merger and acquisition and other expense		401			-
			7,077			5,823
			11,491			10,075

(3)	Corresponding tax effect		(431)			(544)
	Gain from equity method divestment, related writes-offs and amortization		77			(1,604)
			11,137			7,927

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,544		54,544	53,966		54,477